# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Latigo Biotherapeutics, Inc., CIK 0002056611
CUSIP: 517954103
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001942670

## Reporting persons
- AI Biotechnology LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,185,177; sole dispositive power 0; shared dispositive power 3,185,177; aggregate amount beneficially owned 3,185,177 (5% of the class)
  Comment: (1) The percentage reported herein is calculated based upon 63,238,030 shares of Common Stock outstanding immediately following the Issuer's initial public offering, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on August 7, 2026.
- Access Industries Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,185,177; sole dispositive power 0; shared dispositive power 3,185,177; aggregate amount beneficially owned 3,185,177 (5% of the class)
  Comment: (1) The percentage reported herein is calculated based upon 63,238,030 shares of Common Stock outstanding immediately following the Issuer's initial public offering, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 7, 2026.
- Access Industries Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,185,177; sole dispositive power 0; shared dispositive power 3,185,177; aggregate amount beneficially owned 3,185,177 (5% of the class)
  Comment: (1) The percentage reported herein is calculated based upon 63,238,030 shares of Common Stock outstanding immediately following the Issuer's initial public offering, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 7, 2026.
- Len Blavatnik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,185,177; sole dispositive power 0; shared dispositive power 3,185,177; aggregate amount beneficially owned 3,185,177 (5% of the class)
  Comment: (1) The percentage reported herein is calculated based upon 63,238,030 shares of Common Stock outstanding immediately following the Issuer's initial public offering, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 7, 2026.

## Item 1. Issuer
Name of issuer: Latigo Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, CA 91320

## Item 2. Person Filing
Name of person filing:
AI Biotechnology LLC

Access Industries Holdings LLC ("AIH")

Access Industries Management, LLC ("AIM")

Len Blavatnik
Address of principal business office or, if none, residence: The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Citizenship:
Each of AI Biotechnology, AIH and AIM is a limited liability company organized under the laws of the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages. The percentages reported in Item 11 on the attached cover pages are based upon 63,238,030 shares of Common Stock outstanding immediately following the Issuer's initial public offering, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the SEC on August 7, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

3,185,177 shares of Common Stock are held directly by AI Biotechnology and may also be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH, and (iii) AIH controls all of the outstanding voting interests in AI Biotechnology. Each of the Reporting Persons (other than AI Biotechnology) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/18/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/18/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (08/18/2026)
- Len Blavatnik: */s/Alejandro Moreno, By: Alejandro Moreno/Attorney-in-Fact (08/18/2026)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.